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Rule G Brewing

Microbrewery and Tap Room

Coconut Creek, FL 33073
View Website
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Rule G Brewing previously received $45,000 of investment through Mainvest.
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Data Room
Updates 53
Discussion
This is a preview. It will become public when you start accepting investment.
THE PITCH
Rule G Brewing is seeking investment to finish the buildout of our location.
THE SPACE

Rule G will present a unique environment! A railroad-themed décor, including a G-Scale train, will circle its ceil
sale in the first phase of operations, along with the opportunity to order delivery from local restaurants. In addi
showcase cuisine from popular vendors.

Board Games! Join your friends in some friendly competition while enjoying a flight of our beers
Live Music!
Food Trucks!
Patio & Yard out back with lakeside views!
THE TEAM
Ralph E. Rapa
Owner

Ralph E. Rapa, Psy.D.

 An avid beer enthusiast and entrepreneur, Dr. Rapa is a native of Jeannette, PA. He graduated with a Bachelor

The demand for craft beer is on the increase in Florida, as well as the rest of the country.
Rule G Brewing's location is in an excellent plaza in Parkland, Florida, and is adjoined by several restaurants and
There is currently no microbrewery in Parkland...and the time is ripe!
OUR STORY

The co-owners are a husband and wife team who truly enjoy seeking out craft brewers where ever they travel.
business in the craft brew industry, and after careful consideration, they are going to make the leap!

The more we pursued the dream, the more doors began to open!
We have a family-based team that will operate Rule G Brewing Company
We are ready to step in and have a prosperous business, while doing something that we love!
Updates
FEBRUARY 21ST, 2022
Presidents' Day Update from Rule G!

Greetings all!

Here is a quick progress update. My sons and I picked up about 60 kegs from Due South Brewing, which we re
quickly filling up with equipment, including the glycol chiller, which arrived just after the New Year. I also met v
discuss figures and the bottom line for the buildout, as well as progress with obtaining permits from the City of
this is progressing well despite the curveballs!

I am looking at starting another round of fund-raising here through Mainvest to cover the costs of the build-ou
to Rule G by the owner of our building.

Stay tuned and spread the word to anyone who wants to get in on the action! More to come, thanks
Ralph

FEBRUARY 3RD, 2022
More good news!

Greetings Rule G'ers!

The Feds have approved our food service application, so we are now a restaurant as well! More to follow!

Ralph

FEBRUARY 1ST, 2022
February 1 Update for Rule G! Great news!

Greetings all!

Ralph

JANUARY 1ST, 2022
End of Year Report!

Greetings all, and Happy New Year!

I hope you have had fun with those you love over the Holidays! I wish you and yours all the best for 2022. Rule
City of Coconut Creek regarding our building plans, and we have received favorable consideration from Browa
demolition permit, so we can start the build-out in earnest.

I expect our brewing equipment to arrive in mid-February, so stay tuned! Thanks again for your support! If you
check out RuleGBrewingCompany.com.

Thanks!
Ralph

DECEMBER 15TH, 2021
December 15 Update!

Greetings Rule G Fans, here is the update from the Engineer's Seat:

Our architect, DBuiltek, is finalizing its package to present to the City of Coconut Creek for approval.

All the licensing paperwork is in; just playing the waiting game...

Our temporary insurance is bonded and in place.

I did our first report to SBA for the grant we received; I do not plan on spending money from that pool until the

Our revamped website is up!! RuleGBrewingCompany.com

The glycol chiller for our brewing system has arrived, and is resting comfortably in my garage until it is installec

I wish all of you the Happiest of Holidays, which ever one's you celebrate, and a Happy and Prosperous New Ye
thanks

Ralph

DECEMBER 1ST, 2021
December 1 Update!

Good morning everyone, and Happy Holidays! Forgive the delay in getting out an update for you; frankly, we c

Greetings all,

As you can see from our normal updates, we are on the move with regard to licensing, lease, build-out and bre
that our brewing equipment will ship in mid-October (thank you Covid-19), and is due to arrive in mid-late-Nov
by the end of the year, all things remaining equal. Feel free to fire away with questions!

Thanks,

Ralph

SEPTEMBER 24TH, 2021
September 24 Update!

Greetings all!

Our architects are now in tandem with the manufacturer of our brewing equipment, and the plans/permitting p
earnest. This AWESOME new space in nearby Coconut Creek will afford us enough area for a central bar, as w
lounge and table space. I have been gathering up items from my railroad collection for decorating, as well as so
previous owner left us a LOT of furniture that we can use, along with several big screen TVs and a projector/bi

Our equipment should be ready to ship very soon. The shipping container crisis is gradually letting up. More in

Ralph

SEPTEMBER 14TH, 2021
September 14 Update for Rule G

Greetings all,

We are progressing! DBuiltek of Miami, our architect and contractor team, is in the process of finalizing their p
build out. I have completed the paperwork for our Federal and State licenses, and the applications are in proce

Our brewing equipment will be delayed now several weeks, into October, due to a shortage of shipping contai
affecting shipping in many countries...so we will have to play along until we can secure a container. This will pu
month...so looking now for November/December...in time for the Holidays, all things remaining equal.

Stay tuned friends, and thanks for your support!

Ralph

SEPTEMBER 4TH, 2021
Photos of the new Rule G site, pre-build out!!!

Ralph

AUGUST 10TH, 2021
August 10 Update

Greetings patient Rule G fans! I hope to have a lease signed on the new place within the next week. I had bette
September! Once the lease is signed, it is full speed ahead with licenses, build-out, etc. Still aiming for late Oct

Stay tuned!
Ralph

JULY 26TH, 2021
New Property Update for Rule G Brewing!

Greetings all,

We have found what I hope to be the landing zone for Rule G Brewing Company. We are currently working wit
permission to occupy a 2500 sq. ft. property that is ready for build-out...a completely clean slate! As mentione
is ready to go...just need to find a place to land.

This location, for you locals, is in the West Creek shopping plaza, where the Duffy's is on Lyons and Hillsboro. I
original location, and is still right in the middle of our target market. If this goes through, the owner has agree to
Keep you fingers crossed, say a prayer, and hang on!

More to follow, thanks

Ralph

JULY 12TH, 2021
Property update: Rule G Brewing Company

Greetings all,

Well, after 3 months of sparring with the City of Parkland, and the City Commission, it has become clear that t
longer feasible. This is disappointing, especially since we had so much support from the City in the beginning.
about the type of businesses it is willing to accept, since we adjoin a residential area.

Do not despair; I am currently looking another...better...location within the Coral Springs/Coconut Creek area.
Parkland, only a mile or two down the road. With our equipment coming in September, I am still planning to op
Stay tuned!

Thanks

Stay tuned, more to come,

Ralph

JUNE 23RD, 2021
June 23rd Update!

Hello investors and followers of Rule G Brewing!

We will be looking over one last proposal for an architect for the build out this coming Friday morning; the com
located in Miami for those of you who wish to view their portfolio. Parkland City Commission will have a final r
changes in their code, allowing us to brew on site. After that, we can make a formal application to the planning
plans and build-out.

We continue with bi-weekly meetings with the manufacturer of our brewing equipment; everything is on sched

Stay tuned folks!

Thanks,

Ralph

JUNE 16TH, 2021
Thanks everyone! We raised $45,000!

Greetings all,

Thanks to you, our next stop is the build out! We have engaged the firm DBuiltek from Miami; they have built o
Springs/Parkland area.

Updates to continue as we move along. Stay tuned, and thanks again!

Ralph and Veronica

JUNE 15TH, 2021
3 hours to go!

Greetings all of you "watchers"! Now is your last chance to get on the Rule G train! Again, we appreciate all of
campaign!

Thanks,

following us, but haven't invested yet, we invite you to join us! Special thanks to Aaron Bowman and my good f
for their investments. Awesome!

Rounding the bend is Rule G Brewing...all aboard!

Ralph and Veronica

JUNE 9TH, 2021
Only 6 days left in our campaign!

Greetings all,

We are moving along with the business; our next step is finalizing building-out plans and permits, and then con
very exciting to see Rule G come together; thanks for everyone's support!

If you are still considering investing with us, you have 6 more days to do so. After that, our campaign with Mair
great opportunity! More to come, thanks

Ralph and Veronica

JUNE 4TH, 2021
Another progress update on Rule G!

Hello followers, investors and future patrons of Rule G Brewing Company!

Here's an update. We have several architects working on bids for our build out, which we would like to begin b
working on the necessary licenses, insurance and permits. There are only 11 days left in our funding campaign t
interested in becoming a part of the dream, now is your chance! Our MAINVEST account stands at $40,700, ju

We have conference calls every two weeks with the manufacturer of our brewing equipment, which we are pla
have ordered a 4 by 10 barrel system that should meet the needs and demands of thirsty patrons. Stay tuned! W
October!

Thanks from Ralph and Veronica!

JUNE 1ST, 2021
2 weeks to go with our MAINVEST campaign! June 1 update

Greetings all!

With two weeks left in our fundraising campaign, we have a total of $39, 000...fantastic! We are hoping to reac
ends, and would LOVE to top $50,000. This money will greatly assist the business!

For those of you in the local area of Coral Springs, Parkland, Coconut Creek, Boca Raton, Margate and Deerfie
YOUR PLACE TO BE! Join us!

Thanks,

Ralph and Veronica

MAY 25TH, 2021
Here is Rex Reed...Rule G's Brewing Manager....couldn't post photo before!

MAY 25TH, 2021
Memorial Day Investor Contest!

Greetings all,

MAINVEST has a contest going on that will award funds to those businesses that earn the most investments ov
you are still on the fence, why not jump over and join us!

Thanks

Ralph and Veronica

MAY 24TH, 2021
Meet Rex Reed, Rule G Brewing Company's Brewing Manager

Introducing a key member of the Rule G Team! Rex Reed is a native of Houston, Texas, and has been a locomot
was previously a freight "hogger" for the Union Pacific in Kansas City, Missouri, and is now with Tri-Rail.

Rex is an experienced hobby brewer, having built his first home brewery in his Brookside, Missouri, basement s
brewing a wide variety of beers that correlate with the different seasons that Missouri had to offer. He brings h
the tastes of the locals!

Rex also loves water sports, motorcycles, and yachting. In fact, upon moving to Florida, he spent his first 5 year
Florida and the Bahamas.

Rex is excited to join the team at Rule G Brewing and continue his passion for making great beer! Photo to follo

Ralph and Veronica

MAY 21ST, 2021
Note to our earlier investors! Please re-confirm your investment! Read below!

Greetings all,

Ralph and Veronica

MAY 11TH, 2021
Update from Rule G Brewing

Greetings all,

As you can see, we added a bit more time to our funding campaign. There are now 35 days left in this round.

We have forwarded our water results to the brewing equipment manufacturer, so they can adjust the filtration with the licensing; keep in mind that this is a 90 day process, all things remaining equal. We are working with a policy. Lastly, we have identified an architect who will work on our drawings for the buildout.

Stay tuned! Thanks again,

Ralph and Veronica

MAY 3RD, 2021
Investment offering in Rule G is winding down...

Greetings all,

Our investment offering is winding down, and we would like to reach out again in the final 9 days to those of y
a part of Parkland's First and Only Microbrewery: Rule G Brewing Company. The funds that we would obtain fr
building out of the property, which we anticipate to begin by June 1. If you are looking for a great site, great loc
further than Parkland, FL, and Rule G Brewing Company.

Thanks for your support!

Veronica and Ralph

APRIL 29TH, 2021
And now, licensing!

Greetings all,

Rule G has retained the Baker Law Firm of Wesley Chapel, FL (north of Tampa) to handle all of our licensing ne

Beer/wine, including growlers.

Restaurant, and

We handed out train whistles and wind-up locomotives to the kids, and they went wild about them...almost as have a microbrewery they can walk to! The Mayor and Vice-Mayor were also there, and were happy to see our City Government for being so accommodating to us!

Here are some photos.

More to come,

Veronica and Ralph

APRIL 22ND, 2021
Investors and Potential Investor Update: April 22

Hello again,

As you can tell, we have been moving a quick pace to get Rule G up and running. It's been exhilarating, perplex an experience! We appreciate those who have invested thus far, and encourage those of you who are consider we have done with our own funds to this point:

Secured a 5 year lease with Riverstone Shoppes in Parkland,

Have prepaid rent and security deposits down, and paid through November 1,

Ordered and placed the down payment on the SMARTBREW system, and

Engaged a lawyer to assist with all the licensing requirements.

The money raised through MAINVEST, that is, through your kindness, is dedicated to the following major capit

Purchase of kitchen and sanitizing equipment,

Purchase of CO_2 system and walk in refrigerator,

Purchase and outfitting of tap system, and

General renovations and reconstruction at the site itself.

Your help is crucial...and it is mutually beneficial to you and to us. We anticipate success, but that success cann you. Join us, if you haven't yet, on this adventure, and potentially lucrative business!

Thanks, more to come!

Ralph and Veronica

APRIL 20TH, 2021
Rule G Brewing to attend business expo at Parkland Farmers Market Sunday, April 25

Greetings all,

Once again, thanks to those of you have invested, and those who are watching. If you are local, Veronica and I
Parkland (at the Equestrian Area) this coming Sunday, April 25 from 9 am to 1 pm. I ordered a bunch of train wh
kids...apologies in advance to the parents! I will post photos from that day; if you are in the area, stop by and sa

Ralph

APRIL 18TH, 2021
FINALLY! OUR LEASE IS SIGNED!

Hello investors and potential investors! Finally, we have inked a 5 year lease with Riverstone Shoppes Plaza, LL
home base. Our business address will now be:

7391 N. State Road 7

Parkland, FL 33067

We get the keys tomorrow, Monday, April 19. Next Sunday, Veronica and I will be at the Parkland Farmer's Mar
pun intended) the business. Stay tuned for updates! We also expect to finalize the order of our brewing equipm

Stay thirsty, my friends!

Ralph (and Vero)

APRIL 12TH, 2021
Rule G Marks 20% of its goal!

Thanks investors! We just reached $10K, which is 20% of our goal. Vero and I are so very grateful! More to com

Ralph

APRIL 8TH, 2021
April 8 investor update

Greetings all! We continue to motor on in the mobilization phase of Rule G Brewing Company. We have finally
agreement, and will be signing for a 5 year commitment within the next few days. The owner of Riverstone Sho
have us...the ONLY microbrewery in Parkland! We have a fantastic 2200 square foot site, with outdoor seating

Investments keep coming in, now that folks realize we are for real! Thanks to all! Tell your friends!

More to come!

Ralph and Veronica

MARCH 29TH, 2021
Monday, March 29 Update

Greetings all,

Today, we had a very promising meeting with a potential investor, and contributor on the restaurant side of our restaurant experience from his work in New York, and has recently located here to flee from the taxes that NY personal friend of the owner of the property we will be leasing, and there is a lot of good potential for collabora for the brewing system: it is down to two suppliers.

There are still 44 days left in our funding campaign with MAINVEST. In addition to the war chest of funds that funding from MAINVEST would be used for the prepping of the site, and installation of kitchen and brewing eq your stimulus check or tax refund in a project that an yield you 1.7 times the investment amount. If you are still available for any questions.

Thanks, Ralph
MARCH 27TH, 2021
Investor, and potential investor Update, March 27

Greetings all!

Vero and I have managed to firm up commitments from another 10 investors, who will be submitting their inves still have another 46 days in the MAINVEST campaign. In the meantime, we have a war chest of about $100K t addition to financing for the brewing system.

We have a meeting on Monday with the owner of the property we will be leasing, along with his friend who is on that come Monday.

Cheers!
Vero and Ralph

MARCH 20TH, 2021
Rule G finalizing brewing equipment purchase!

Greetings all,

Now that we have come to an agreement with the City of Parkland, Rule G is in the process of choosing its bre

MARCH 17TH, 2021

Photo of the future Rule G Beer Garden

The future beer garden....

MARCH 17TH, 2021

Parkland City gives a green light (clear signal!) to Rule G Brewing Company

Greetings all! We had a successful meeting with the Parkland City Commissioners, and I will be filing the zonin photos of the exterior of the future Rule G....look at the size of the back patio! The owner will clear that out for cornhole!

Stay tuned!

Vero and Ralph

MARCH 16TH, 2021

RandomPeople to play at Rule G Brewing Company

https://www.facebook.com/trixxieandaxxhole

Greetings all! Our friends at RandomPeople will be one of the live acts at Rule G Brewing Company! Follow the

Ralph

MARCH 15TH, 2021

Railroaders throw in their support for Rule G Brewing Company!

Another update folks! The membership of SMART Local 33, the union for locomotive engineers and conductor service, are backing us! The entire membership (over 100 strong) has been notified of our plans and investment received investment commitments from several of their members.

In the future, we hope to host their union meetings.

Thanks!

Vero and Ralph

MARCH 15TH, 2021

Rule G meeting with Parkland City Commissioners to finalize plans

Veronica and Ralph

This is a preview. It will become public when you start accepting investment.

Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Buildout $9,400

Mainvest Compensation $600

Total $10,000

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $864,000 $907,200 $952,560 $1,000,188 $1,050,197

Cost of Goods Sold $172,000 $180,600 $189,630 $199,111 $209,066

Gross Profit $692,000 $726,600 $762,930 $801,077 $841,131

EXPENSES

Rent $216 $221 $226 $231 $236

Utilities $12,000 $12,300 $12,607 $12,922 $13,245

Salaries $192,000 $201,600 $211,680 $222,264 $233,377

Insurance $6,000 $6,150 $6,303 $6,460 $6,621

Equipment Lease $23,640 $24,231 $24,836 $25,456 $26,092

Operating Profit $458,144 $482,098 $507,278 $533,744 $561,560

This information is provided by Rule G Brewing. Mainvest never predicts or projects performance, and has not forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

2021 Income Statement

Investment Round Status

Target Raise $10,000

Maximum Raise $75,000

Amount Invested $0

Investors 0

Investment Round Ends May 6th, 2022

Summary of Terms

Legal Business Name Rule G Brewing Company

Investment Structure Revenue Sharing Note

Investment Multiple 1.5×

Business's Revenue Share 0.4%-3%

Minimum Investment Amount $100

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these con
additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new en
competes with many other businesses, both large and small, on the basis of quality, price, location, and custom
preference away from Rule G Brewing's core business or the inability to compete successfully against the with
affect Rule G Brewing's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Rule G Brewing's management or vote on and/or in
regarding Rule G Brewing. Furthermore, if the founders or other key personnel of Rule G Brewing were to leave
to work, Rule G Brewing (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable e
various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large
G Brewing and the key persons will have no control. Changes in assumptions or their underlying facts could sig
extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes
assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Rule
entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months a
one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securiti
you will likely have difficulty finding a buyer because there will be no established market. Given these factors, y
investment for its full term.

The Company Might Need More Capital

Rule G Brewing might need to raise more capital in the future to fund/expand operations, buy property and eq
market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is n
will be available when needed, or that it will be available on terms that are not adverse to your interests as an i
obtain additional funding when needed, it could be forced to delay its business plan or even cease operations a

Changes in Economic Conditions Could Hurt Rule G Brewing

Rule G Brewing will be required to provide some information to investors for at least 12 months following the o
far more limited than the information that would be required of a publicly-reporting company; and Rule G Brew
annual information in certain circumstances.

Uninsured Losses

Although Rule G Brewing will carry some insurance, Rule G Brewing may not carry enough insurance to protec
Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a rea
Brewing could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consum
antitrust laws, and health care laws, could negatively affect Rule G Brewing's financial performance or ability to
any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Rule G Brewing's management will coincide: you both want R
possible. However, your interests might be in conflict in other important areas, including these: You might want
to make sure they are best equipped to repay the Note obligations, while Rule G Brewing might prefer to spen
business. You would like to keep the compensation of managers low, while managers want to make as much as

Future Investors Might Have Superior Rights

If Rule G Brewing needs more capital in the future and takes on additional debt or other sources of financing, t
superior to yours. For example, they might have the right to be paid before you are, to receive larger distributio
management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Excha
about corporate governance that are intended to protect investors. For example, the major U.S. stock exchange
audit committee made up entirely of independent members of the board of directors (i.e., directors with no ma
G Brewing or management), which is responsible for monitoring Rule G Brewing's compliance with the law. Ru
implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Rule G Brewing i
your initial expectations.

You Do Have a Downside

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, b
representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that
that the representative will do things you believe are wrong or misguided. If an event of default has occurred a
appointed, all of the representative's reasonable expenses must be paid before any further payments are made

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue ope
to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Rule G Brewing. Mainvest never predicts or projects performance, and has not
For additional information, review the official Form C filing with the Securities and Exchange Commission on th
This is a preview. It will become public when you start accepting investment.
Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...
My favorite part about this is...
Please tell me more about...
Ralph R. Parkland, FL 9 months ago Rule G Brewing Entrepreneur

Hats off to my old friends Greg Lazar and Frank Minni for bumping up their investments! One hour to go! Ralph

Reply
Gregory L. Irwin, PA 9 months ago

added a little more to bring your total to an even $45,000

Reply
Ralph R. Parkland, FL 9 months ago Rule G Brewing Entrepreneur

Thanks so much Greg! Much appreciated!!!!

Reply
Ralph R. Parkland, FL 9 months ago Rule G Brewing Entrepreneur

Special thanks to my dear friend Adrienne Geis for her investment! Cheers A! Ralph and Vero

Thanks so much Tim! We appreciate it!!!

Ralph R. Parkland, FL 9 months ago Rule G Brewing Entrepreneur

Thanks to Ron and Russell for their investments! Welcome aboard!! Ralph and Vero

Russell B. Pompano Beach, FL 9 months ago

Welcome to the neighborhood!!

Ralph R. Parkland, FL 9 months ago Rule G Brewing Entrepreneur

Thanks Russell! Much appreciated! Looking forward to meeting you at Rule G!

Ralph R. Parkland, FL 9 months ago Rule G Brewing Entrepreneur

Thanks very much Ron Maurice for your investment! Welcome aboard! Ralph and Veronica

Adam H. 9 months ago

I am interested, however would we have an opportunity to sample your beers before investing?

Ralph R. Parkland, FL 9 months ago Rule G Brewing Entrepreneur

Hi Adam! Our equipment will not be here until September. We plan a soft opening once we start brewing, then
October. We currently have no beer available for tasting. Thanks and stay tuned; hope you remain interested! R

Ralph R. Parkland, FL 9 months ago Rule G Brewing Entrepreneur

Welcome aboard, Cody! Thanks! R and V

Ralph R. Parkland, FL 9 months ago Rule G Brewing Entrepreneur

And another shout out to Michael Jones for his investment! Thank you sir! V and R

Ralph R. Parkland, FL 9 months ago Rule G Brewing Entrepreneur

A hearty Welcome Aboard to Aaron, Kabir, and my kids' mom Sheila! Thanks so much for your investments! Als
and to Scott Kenner, who have increased their investment amounts. Awesome! There is just under two weeks t
campaign...and on to the build out of Rule G Brewing! Thanks to all, more to come, Veronica and Ralph

Ralph R. Parkland, FL 9 months ago Rule G Brewing Entrepreneur

Just invested as I believe the area needs this industry. Other breweries are 10+ miles away, too far to go & have
walk home. :) Looking forward to grand opening & your brews!

Ralph R. Parkland, FL 10 months ago Rule G Brewing Entrepreneur

Thanks so much Geraldine! Looking forward to meeting you in person! Ralph and Veronica! :)

Prince and Melissa D. Coral Springs, FL 10 months ago

Also, as an early investor, can I get any perks when I come in to the Brewery ... :-)

Ralph R. Parkland, FL 10 months ago Rule G Brewing Entrepreneur

Absolutely Prince and Melissa! We will take good care of you! Ralph and Vero :)

Prince and Melissa D. Coral Springs, FL 10 months ago

I invested because I believe that the Parkland community would strongly support a local brewery, I believe in s
have passion for their craft and I want some place closer to home to go to, to enjoy craft beer with my friends.

Ralph R. Parkland, FL 10 months ago Rule G Brewing Entrepreneur

Thanks so much Melissa and Prince! We agree that Parkland is an "untapped"...pun intended...area. We live here
folks to come to. Thanks again! Ralph and Veronica

Rick M. 10 months ago

I'm interested in this project but wanted to ask first about the Financials forecast. You have Rent Expense at $2
Why so low? Tax break or do you own the property? Thanks!

Ralph R. Parkland, FL 10 months ago Rule G Brewing Entrepreneur

Hi Rick, Thanks for your interest! We are paid up through November 1, thanks to a landlord that gave us time to
month; the figure you see here was from the original business plan that Mainvest downloaded. Also, I built sala
will not be taking salaries until things get moving. Thanks again, Ralph

Ralph R. Parkland, FL 10 months ago Rule G Brewing Entrepreneur

An now, introducing.... Cameron Rapa, my son, and our latest investor! Cameron will be working with our brew
brewing craft. Thanks for the investment buddy! Ralph (Dad)

Mike F. Pittsburgh, PA 10 months ago

Paul M. Woodstock, GA 10 months ago

To our friend's Cheers! We are so excited to celebrate and have a beer with you both. Paul and Kathy your Geo

Ralph R. Parkland, FL 10 months ago Rule G Brewing Entrepreneur

Thanks so much Kathy and Paul! We miss you guys and hope to see you soon! Your FL family!

Ralph R. Parkland, FL 10 months ago Rule G Brewing Entrepreneur

Thanks so much Irwin! You and Doreen are the best! Looking forward to our first beer together on opening nigh
People! Thanks again so much! Veronica and Ralph

Irwin I. Pembroke Pines, FL 10 months ago

Great opportunity to invest in friends that we believe in. Good luck wealth and Veronica.

Ralph R. Parkland, FL 10 months ago Rule G Brewing Entrepreneur

Thanks so much Irwin! We greatly appreciate this!

Shaun L. Parkland, FL 10 months ago

I invested because my engineer buddy vouched and brewery tap room makes sense.

Ralph R. Parkland, FL 10 months ago Rule G Brewing Entrepreneur

Thanks Shaun!! Very much appreciated!! Stay tuned for updates!! Ralph and Veronica

Ralph R. Parkland, FL 10 months ago Rule G Brewing Entrepreneur

Thanks Michela! Welcome aboard!

Samuel W. Ligonier, PA 11 months ago

I invested because this old railroader and former lax goalie knows his beer!

Ralph R. Parkland, FL 11 months ago Rule G Brewing Entrepreneur

Thanks so much Coach! Much appreciated

Ralph R. Parkland, FL 11 months ago Rule G Brewing Entrepreneur

Ralph R. Parkland, FL 10 months ago Rule G Brewing Entrepreneur

Hello Jay! Just touching base; our fund raising campaign is still going on if you are interested! We are looking t
Thanks, Ralph and Veronica

Scott K. Oakland Park, FL 11 months ago

Let’s get brewing!

Ralph R. Parkland, FL 11 months ago Rule G Brewing Entrepreneur

Thanks so much Scott! Much appreciated! Here we go!

Annette S. Margate, FL 11 months ago

We arr excited for you both. We are truly blessed to have met you both. Our lives have been enriched with you
with your dreams. Sending many blessed to help you achieve you goal. Cheers

Ralph R. Parkland, FL 11 months ago Rule G Brewing Entrepreneur

OMG Annette and Tyler!!! Vero and I appreciate this so very much!!! Can't wait until we open!

Noreen P. Miramar, FL 11 months ago

I invested because I believe that a railroad centered brewery will be a phenomenal hit. Also, I personally know
has the leadership and expertise to pull this off.

Ralph R. Parkland, FL 11 months ago Rule G Brewing Entrepreneur

Thanks so much Noreen! Vero and I appreciate your confidence and friendship!

Robert R. Irwin, PA 12 months ago

This is Ralph's brother Bob, joining the team!

Ralph R. Parkland, FL 12 months ago Rule G Brewing Entrepreneur

Thanks bro!

Ralph R. Parkland, FL 12 months ago Rule G Brewing Entrepreneur

Greetings all!! Just a quick note of thanks to those of you who have invested! We are ahead of schedule for our

Ralph R. Parkland, FL 10 months ago Rule G Brewing Entrepreneur

Hello John! Can you reconfirm your investment with us? We extended our campaign into mid-June, and MAIN
reconfirm...their rules. Thanks so much! Ralph and Veronica

LON I. Cheshire, CT about 1 year ago

Hello. Is the business doing any sales now. Who will run the business and be there on site? How much money i
data, by yourselves or any other friends/ family

Ralph R. Parkland, FL about 1 year ago Rule G Brewing Entrepreneur

Hello Lon! Thanks for your inquiry. I will be on site, as well as my wife and a couple of select family members. V
business manager to assist. Total investment is about 250K; we are almost halfway there. Cheers Ralph

LON I. Cheshire, CT about 1 year ago

Hi. Of the $250k how much is your capital. You can give a percentage

Ralph R. Parkland, FL 12 months ago Rule G Brewing Entrepreneur

Hi Lon; forgive the delay, I was traveling on RR business this week. I plan to put up 25-30% myself. I have a lot
planning to invest as well. Thanks again!

Ralph R. Parkland, FL 12 months ago Rule G Brewing Entrepreneur

Hi Lon, forgive the delay. I am a real railroader and was away on business. I will put up 25-30%

LON I. Cheshire, CT 12 months ago

Ok i am in

Ralph R. Parkland, FL 12 months ago Rule G Brewing Entrepreneur

Awesome, thanks Lon!!

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